Exhibit 99.1

Virtual Annual Meeting of Holders of Common Shares of Kinross Gold Corporation

(the “Issuer”)

May 10, 2023

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

The nominees listed on the Management Information Circular dated March 14, 2023 were elected as Directors of the Company to hold office for the ensuing year or until their successors are elected or appointed.  The Company received the following votes from the holders of Common Shares with respect to the election of the ten nominees:

NAME	VOTES IN FAVOR	%	VOTES WITHHELD	%

Ian Atkinson	703,482,185	96.35%	26,653,386	3.65%
Kerry D. Dyte	718,548,083	98.41%	11,588,376	1.59%
Glenn A. Ives	706,390,427	96.75%	23,746,032	3.25%
Ave G. Lethbridge	686,126,388	93.97%	44,009,182	6.03%
Elizabeth D. McGregor	727,136,522	99.59%	2,999,938	0.41%
Catherine McLeod-Seltzer	630,271,965	86.32%	99,864,494	13.68%
Kelly J. Osborne	721,132,144	98.77%	9,003,427	1.23%
J. Paul Rollinson	727,009,549	99.57%	3,126,732	0.43%
David A. Scott	727,634,078	99.66%	2,502,381	0.34%
Michael A. Lewis	727,047,035	99.58%	3,088,536	0.42%

Item 2: Appointment of Auditors

KPMG LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following votes from the holders of Common Shares with respect to the election of auditors:

	NUMBER OF VOTES	%

FOR the motion	794,526,027	97.29%
WITHHELD from the motion	22,153,949	2.71%
Total	816,679,976

May 11, 2023

Item 3: Executive Compensation

The Company received the following votes from the holders of Common Shares with respect to the advisory resolution on Kinross’ approach to executive compensation:

	NUMBER OF VOTES	%

FOR the motion	664,653,377	91.03%
AGAINST the motion	65,483,076	8.97%
Total	730,136,453

KINROSS GOLD CORPORATION

/s/ Lucas R. Crosby
Lucas R. Crosby
Vice President, General Counsel, Corporate and Corporate Secretary

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